Exhibit 12.1

VIRGIN MEDIA INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Year ended December 31,
	2009	2008	2007	2006	2005
Fixed charges:
Interest	£455.1	£499.4	£514.1	£457.5	£235.8
Interest portion of rental expense	19.9	15.2	20.3	17.4	14.2
Fixed charges	£475.0	£514.6	£534.4	£474.9	£250.0
Earnings:
Loss from continuing operations	£(348.3)	£(848.9)	£(461.1)	£(520.6)	£(221.9)
Fixed charges	475.0	514.6	534.4	474.9	250.0
Less: capitalized interest	—	—	—	—	—
Earnings (deficit)	£126.7	£(334.3)	£73.3	£(45.7)	£28.1

Deficiency (1)	£(348.3)	£(848.9)	£(461.1)	£(520.6)	£(221.9)

(1)                                  Earnings for each of the years presented were inadequate to cover fixed charges by the amounts indicated in this row.